EX. 99.28(d)(16)(v)

Amendment

to Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and Boston Partners Global Investors, Inc.

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and Boston Partners Global Investors, Inc. (formerly, Robeco Investment Management, Inc.), a Delaware Corporation and registered investment adviser (the “Sub-Adviser”).

Whereas, the Adviser and Sub-Adviser (the “Parties”) entered into an Investment Sub-Advisory Agreement effective as of the 15th day of September, 2014, as amended (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios (the “Funds”) of JNL Series Trust (the “Trust”), as listed on Schedule A to the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser a sub-advisory fee as set forth on Schedule B to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

Whereas, the Parties have agreed to amend the following sections of the Agreement:

Section 3. “Management.”; and
Section 8. “Compensation.”

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1. The first paragraph in Section 3. “Management.” shall be deleted and replaced in its entirety with the following paragraph:

Management.  Subject always to the supervision of the Adviser and the Board of Trustees, Sub-Adviser will furnish an investment program in respect of, and shall have full investment authority and discretion for, all assets of the Funds and place all orders for the purchase and sale of securities, including investments in the JNL Multi-Manager Alternative Fund Ltd. (for the portion of assets managed by Boston Partners Global Investors, Inc.) (the “Subsidiary”), a wholly owned subsidiary of the Fund formed as a company exempt from tax in the Cayman Islands, pursuant to a sub-advisory agreement between the Adviser and the Sub-Adviser (the “Subsidiary Agreement”), foreign or domestic securities, and other property (including financial futures, options of any type, commodities and other derivative instruments), all on behalf of the Funds as the Sub-Adviser shall determine in accordance with each Fund’s investment restrictions, policies and Prospectus.

2. The first paragraph in Section 8. “Compensation.” shall be deleted and replaced in its entirety with the following paragraph:

Compensation.  For the services provided and the expenses assumed pursuant to this Agreement, including sub-advisory services to the Subsidiary, the Adviser will pay the Sub-Adviser, and the Sub-Adviser agrees to accept as full compensation therefore, a sub-advisory fee accrued daily and payable monthly on the average daily net assets in the Funds, including the average daily net assets of the Subsidiary, in accordance with Schedule B hereto.

3. Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

4.	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed, effective August 13, 2018.

Jackson National Asset Management, LLC		Boston Partners Global Investors, Inc.

By:	/s/ Mark D. Nerud	By:	/s/ William G. Butterly III
Name:	Mark D. Nerud	Name:	William G. Butterly III
Title:	President and CEO	Title:	General Counsel

		By:	/s/ Matthew J. Davis
		Name:	Matthew J. Davis
		Title:	Chief Operating Officer